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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response…….11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Bakbone Software Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 057101107

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John A. Kryzanowski

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,248,296
6. Shared Voting Power 0
7. Sole Dispositive Power 6,248,296
8. Shared Dispositive Power 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     6,248,296

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.67%

12.     Type of Reporting Person (See Instructions)

IN

CUSIP No. 057101107

Item 1.

(a)     Name of Issuer

Bakbone Software Incorporated

(b)     Address of Issuer's Principal Executive Offices

9540 Towne Center Drive, Suite 100
San Diego, CA 92121

Item 2.

(a)     The names of the person filing this statement is:

John A. Kryzanowski

(the "Filer").

(b)     The principal business office of the Filer is located at:

101 California Street, 46th Floor
San Francisco, CA 94111

(c)     For citizenship of the Filer, see Item 4 of the cover sheet for the Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 057101107

CUSIP No. 057101107

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for the Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The Filer is a registered representative of a registered securities broker whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Certain shares of the Stock are held in brokerage accounts of clients of that broker. Certain other shares are held by members of the Filer's family and by trusts or foundations controlled by the Filer. To the Filer's knowledge, no holdings of the Stock of any such client, family member, trust or foundation are more than five percent of the outstanding Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 26, 2009

John A. Kryzanowski

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